Exhibit 3.1

AMENDMENT NO. 3
TO
AMENDED AND RESTATED BY-LAWS
OF
OCLARO, INC.

Article I, Section 1.12(a) of the Amended and Restated By-laws of Oclaro, Inc. (the “By-laws”) be and hereby is deleted in its entirety and replaced with the following:

“Meetings of the stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the director selected by the independent directors to serve as the lead independent director of the Board of Directors (the “Lead Director”), if any, or in the Lead Director’s absence, by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.”

Article II, Section 2.11 of the By-laws be and hereby is deleted in its entirety and replaced with the following:

      “2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, by the Lead Director (if a Lead Director has been so selected and is serving in such capacity prior to the meeting), the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.”

      Article II, Section 2.17 of the By-laws be and hereby is inserted to state the following:

“ 2.17 Conduct of Meetings. Meetings of the Board of Directors shall be presided over by the Chairman of the Board; or in the Chairman’s absence, by the Lead Director (if a Lead Director has been selected and is serving in such capacity prior to the meeting); or in the Lead Director’s absence, by a chairman chosen at the meeting. Executive sessions of the Board of Directors shall be presided over by the Chairman of the Board, if such Chairman of the Board is an independent director, or, if such Chairman of the Board is not an independent director, by the Lead Director (if a Lead Director has been selected and is serving in such capacity prior to the meeting); or in the Lead Director’s absence, by a chairman chosen by the independent directors participating in such executive session. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine.”

Article III, Section 3.7 of the By-laws be and hereby is deleted in its entirety and replaced with the following:

“3.7 Chairman of the Board. The Board of Directors may appoint from its members a Chairman of the Board, who need not be an employee or officer of the corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.8 of these By-laws.”

     Except as aforesaid, the By-laws shall remain in full force and effect.

        Adopted by the Board of Directors on July 26, 2011